SULLIVAN & TRIGGS, LLP
A Registered Limited Liability Law Partnership

1230 Montana Avenue
Suite 201
Santa Monica, California 90403
Telephone: (310) 451-8300
Facsimile: (310) 451-8303
July 20, 2011

Writer's Direct Contact:
(310) 451-8301
ttriggs@sullivantriggs.com

VIA EDGAR AND OVERNIGHT DELIVERY

Susan Block
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:         Digital Domain Media Group, Inc.
Registration Statement on Form S-1
Originally Filed May 16, 2011
File No. 333-174248

Dear Ms. Block:

On behalf of Digital Domain Media Group, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-174248) (the “Registration Statement”). A courtesy copy of the Amendment will be provided that is marked to show changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2011.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated June 13, 2011, to which we respond in this letter. This letter replaces in its entirety our letter dated July 1, 2011 that we submitted with the filing of Amendment No. 1 to the Registration Statement on that date. The relevant text of the Staff's comments has been included in bold in this letter. The headings and numbering below correspond to the headings and numbering in the Staff's letter.

General

1.
Comment: In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that your executive compensation disclosure is not complete.

Response: In response to the Staff’s comment, the Company has included in the Amendment the required disclosures concerning its executive compensation that were previously omitted from the prospectus contained in the Registration Statement.

2.
Comment: We note your statements on page one that you have films in development that you expect to release “in partnership with major film studios,” your statement on page 75 regarding “strategic relationships,” and your statement on page 76 that your visualization studio allows you to “partner with studios, production companies and filmmakers.” Please tell us in your response letter the extent to which each of these statements means that there are binding agreements currently in effect.

Response: Other than as described in the following paragraph, the Company does not have any binding agreements with respect to any of the matters raised in the Staff’s comment and has removed the statement that it expects to release such films “in partnership with major film studios” from the prospectus.

With respect to the statement regarding “strategic relationships”, the referenced relationships generally refer to the Company’s on-going working relationships with foreign studios that permit the Company to efficiently outsource VFX work on a case-by-case basis. The outsourced work for individual projects is, in each case, subject to documentation, but the over-arching relationships normally are not. However, a subsidiary of the Company recently entered into a joint marketing and production VFX services agreement with RelianceMediaWorks Limited, a film and entertainment services company headquartered in Mumbai, India. The terms of the agreement are described on pages 16, 42 and 92 of the Amendment, and the agreement itself is filed as Exhibit 10.48 to the Registration Statement, with certain portions of the exhibit omitted pursuant to the Company’s request for confidential treatment of these portions, which request the Company is providing to the Staff separately pursuant to Staff Legal Bulletin No. 1 (with Addendum), "Confidential Treatment Requests," Publication of CF Staff Legal Bulletin, dated February 28, 1997 (Addendum included: July 11, 2001).

With respect to the statement regarding the Company’s visualization studio, the Company has revised the disclosure on page 92 of the Amendment to clarify that it expects that the visualization studio will enhance its ability to partner with studios, production companies and filmmakers. The Company has advised us that one of the primary reasons the Company acquired the visualization studio was its expectation that having the studio’s capabilities “in-house” would allow the Company to build on experiences such as its partnering with Disney on TRON: Legacy, as described under the heading “Tron Case Study” on page 92 of the Amendment.

3.
Comment: Please remove references to other entities unless you have an agreement currently in effect, talent unless they are your employees or you have an agreement with them currently in effect, films unless you were involved in their production, and awards or nominations, unless they were received by you or an employee for work done while an employee. We note for example the references to Gavin Hood and Tsotsi and X-Men Origins: Wolverine on page 75, the nomination and films in the carryover paragraph from page 77 to 78, the list of companies on page 82, references to Avatar, Shrek Forever After and Toy Story 3 on page 87, references to specific studios on page 87, and the list of films on page 89. In this regard, please also remove the references on page 1 Disney/Pixar, DreamWorks Animation and Fox/Blue Sky from where you indicate you have gotten people for your creative team.

Response: In response to the Staff’s comment, the Company has removed from the prospectus, except as noted below, references to other entities unless the Company has an agreement currently in effect with such entities, talent unless they are employees of the Company (or any of its subsidiaries) or individuals with whom the Company has an agreement currently in effect, films unless the Company was involved in their production, and awards or nominations, unless they were received by the Company (or any of its subsidiaries) or an employee thereof for work done while such an employee.

With respect to the companies and brands listed on page 99 of the Amendment, agreements for commercials work are generally entered into on a project-by-project basis, and the Company believes that due to the short-term nature of its commercials work, only listing the companies/brands with which it currently has agreements would not provide a useful overview of the Company’s work in this area for investors, and that the lists set forth on page 99 of the Amendment provide a balanced disclosure of the companies and brands for which the Company regularly does work pursuant to the parameters set forth in the respective preambular statement to each such list.

With respect to the specific studios listed in the “Industries” section on page 105 of the Amendment, the Company believes that, for investors to understand the Company’s current and proposed business, it is important to provide an overview of the film industry generally, and that, for investors to understand the film industry generally, it is helpful to identify the major studios that are the backbone of that industry. Because the list is contained within a general discussion of the film industry and such discussion is contained in a dedicated “Industries” section of the prospectus that has been separated from the “Business” section, the Company believes that there is little risk that a potential investor will be confused as to the purpose of the list.

4.
Comment: When discussing projects that your company has worked on, please briefly expand the disclosure to indicate the scope of the work product your company did on the film. For instance, we note at page 2, the reference to your 3D conversion projects of Transformers 3, The Smurfs, etc. Did you do all of the 3D conversion work or some? What did it entail? Similarly refer throughout to your disclosure under “Business”, at page 71. We note for instance the reference to the filmography in over 80 major motion pictures. Please briefly clarify what aspect of the films you worked on when referencing films.

Response: In response to the Staff’s comment, the Company has revised the disclosures throughout the prospectus to indicate the scope of the work product the Company delivered with respect to projects being discussed. In particular, with respect to the disclosures regarding 3D conversion work for specific feature films, the Company has revised the applicable language to indicate that the Company converted a portion of each such film from 2D into 3D imagery. With respect to the filmography included in the prospectus, the Company has revised the disclosure to clarify that such films are those for which the Company received (or will receive) a formal visual effects or animation credit.

5.
Comment: We note references to “innovation and creativity,” “stunning visual images,” “exciting virtual experiences,” “attractive scale and benefit,” “attractive opportunities,” “attractive terms,” “favorably position,” and “highly attractive” “playing an increasingly important role in the creation and development of live-action films” on page one, “extensive VFX expertise” and “strong brand” on page two, “significant potential residual value” on page 77, “premiere parcel” on page 79, “premier site” on page 80, “unique positioning” on page 83, “proven track record” on page 92, and similar references elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response: In response to the Staff’s comment, the Company has removed from the prospectus marketing language that it believes cannot be objectively substantiated.

Registration Statement Cover Page

6.	Comment: Please indicate whether you are a Large accelerated filer, Accelerated filer, Non-accelerated filer, or Smaller reporting company.

Response: In response to the Staff's comment, the Company has revised the cover page of the Registration Statement to include the Company’s filing status.

Outside Cover Page of the Prospectus

7.	Comment: Please remove the references to “Sole Book-Running Manager” and “Joint Lead Manager” from the cover page.

Response: The Company respectfully requests that the Staff reconsider its comment. The role designations set forth on the cover page of the prospectus provide information that is intended to provide guidance to recipients of the prospectus on the roles of the underwriters in the offering relative to each other. The Company also notes that in a recent initial public offering in the Company’s industry, by RealD Inc., similar designations were employed. While the Company does not suggest that the use of these designations in another offering creates binding precedent, it does wish to take a consistent approach to this issue within the same industry.

Prospectus Summary, page 1

8.
Comment: Please provide us a basis for each of the statements regarding your “industry-leading position” on page one and your “leading reputation” and “industry-leading reputation” on page two, if you mean to say you are the leader in the industry, or clarify that you mean you are a leader. In the alternative please remove these references.

Response: In response to the Staff’s comment, the Company has removed certain of such references and revised the remaining references to clarify that the Company is a leader in the industry.

9.
Comment: Refer to the third paragraph. Please balance your disclosure regarding your 2010 revenues from your VFX business by also disclosing your net income or loss from the VFX business for the same period and the most recent stub or delete the reference. Similarly revise at page 34, under “Our Business”.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 41 of the Amendment to include additional financial information with respect to the Company’s VFX business.

10.	Comment: In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of the company.

Response: In response to the Staff’s comment, the Company has included such disclosure on page 2 of the Amendment.

11.
Comment: We note statements regarding “rapid growth in the VFX market”, “We expect our growth to continue, and for our opportunities for profitability to expand” and “opportunities enhance our overall profit potential” on page one, “will allow us to take advantage of the growth in this market” and “[w]e believe that these relationships and our reputation within the advertising industry will lead to our continued success with our existing clients as well as provide us with new growth opportunities” on page two, and similar statements elsewhere. Please revise each statement to provide more balanced disclosure, indicating that there is no guarantee it will occur.

Response: In response to the Staff’s comment, the Company has either deleted or revised such statements throughout the Amendment to provide more balanced disclosure.

12.	Comment: Please revise the section “Our Business and Growth Strategy” on page one to state the amount of proceeds that you intend to use to repay outstanding indebtedness, as stated on page 24.

Response: In response to the Staff’s comment, the Company has revised the section “Our Business and Growth Strategy” on page 2 of the Amendment to include the amount of proceeds from the offering described in the prospectus that the Company intends to use to repay indebtedness.

Corporate Information, page 3

13.	Comment: Please disclose, as a percentage, what your majority stake in Digital Domain is.

Response: In response to the Staff’s comment, the Company has included on page 3 of the Amendment the percentage of the issued and outstanding capital stock of Digital Domain that the Company owns as of the date of the Amendment.

14.	Comment: Please provide a corporate chart.

Response: In response to the Staff’s comment, the Company has included on page 3 of the Amendment a corporate chart setting forth the material operating subsidiaries of the Company.

Pro Forma Financial Information, page 5

15.
Comment: Please revise to more clearly reflect the transaction of which the pro forma financial statements have been included to illustrate. Either financial information should be presented in columnar form with separate columns presenting historical results of In-Three, Inc., pro forma adjustments, and pro forma results, or provide a more detailed narrative description of the effects of the transaction as required by Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the disclosure to more clearly reflect the transaction which the pro forma financial statements have been included to illustrate (i) on page 10 of the Amendment, by providing a more detailed narrative description of the effects of such transactions, and (ii) on pages 10 and 11 of the Amendment, by presenting the pro forma results of operations in the referenced columnar form.

16.
Comment: Please consider providing a separate column with the pro forma adjustments to reflect transactions occurring subsequent to the balance sheet to more clearly illustrate the impact of each item on the balance sheet.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment to more clearly illustrate the impact of each such subsequent transaction on the balance sheet.

17.
Comment: Please confirm and revise to disclose here and in the notes to the financial statements that there was only nominal income statement activity from date of inception to its initial acquisition of common stock on September 30, 2009.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and F-15 of the Amendment to indicate that, except as noted in such revised disclosure, there was only nominal income statement activity from date of inception to the date of the Company’s initial acquisition of common stock of Digital Domain on September 30, 2009.

Risk Factors, page 10

18.
Comment: Please remove the statement that “[t]he risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

Response: In response to the Staff’s comment, the Company has removed such statement from the prospectus.

Our feature films segment depends on revenues from certain significant relationships, page 15

19.	Comment: Please revise to identify the studio in the third sentence.

Response: While the Company has historically depended for a material portion of its business on large feature film projects from the studios listed in the risk factor, it does not rely on projects from any one studio. In other words, the Company depends on its relationships with large Hollywood studios as a group, but it does not depend on its relationship with any single such studio. Although one studio represented a material portion of the Company’s business for the past two years, this was primarily the result of the Company being engaged by such studio on a single multi-year project. The Company believes that it is important to leave this studio unnamed in that specific context in the prospectus in order to avoid giving investors the misleading impressions that (i) the Company is dependent on such studio alone for a material portion of its on-going business or (ii) the Company has a formal on-going relationship with such studio for future projects.

If we do not continue to receive governmental grant funding, page 16
20.	Comment: Please revise to disclose the target thresholds.

Response: In response to the Staff’s comment, the Company has revised this risk factor beginning on page 21 of the Amendment to include the remaining target thresholds for the grants.

Our credit agreements require us to satisfy specific covenants, page 21

21.	Comment: Please revise to disclose the material terms of these covenants.

Response: Because the Company recently paid down all of its outstanding indebtedness to its commercial bank lender, the Company has removed the risk factor with the heading “Our credit agreements require us to satisfy specific covenants and limit our ability to take certain actions” from the prospectus, as it has determined that the matters discussed in such risk factor no longer reflect a material risk to investors in such offering.

22.
Comment: In this regard, we do not see a discussion of these covenants or agreements elsewhere and we note your disclosure under “Use of Proceeds”, at page 24 that you do not have committed external sources of funds. Please revise or advise.

Response: Please see the response supra to the Staff’s comment numbered 21.

Use of Proceeds, page 24

23.	Comment: Please revise the third paragraph to identify the indebtedness referenced in the first sentence.

Response: In response to the Staff’s comment, the Company has revised the third paragraph on page 29 of the Amendment to identify the indebtedness referenced in the first sentence.

24.
Comment: If the indebtedness to be discharged was incurred within the last year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment and to update the Registration Statement to reflect the occurrence of certain recent events, the Company has revised the disclosure on page 29 of the Amendment to describe the use of proceeds with respect to the indebtedness to be discharged following the consummation of the offering described in the prospectus that was incurred within the last year.

Business, page 71

25.
Comment: Please revise on pages one, 71, 75, and 78 to clearly state the number of films relevant to each discussion for which you have executed agreements to co-produce. Please file any material agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 88, 92 and 95 of the Amendment to clarify that the Company has currently executed only one binding term sheet with respect to the co-production of films. The Company has determined that this term sheet is not a “material contract” for purposes of Item 601(b)(10) of Regulation S-K because the term sheet covers both (i) the digital production services that the Company will be providing with respect to the film, which services are being provided in the ordinary course of the Company’s business, and (ii) the co-production investment being made by the Company in the film, which amount of investment is not material to the Company.

Business Evolution, page 73

26.	Comment: Please delete the graphic that immediately follows this heading, as it is unclear what it is depicting.

Response: In response to the Staff’s comment, the Company has removed such graphic from the prospectus.

27.
Comment: Throughout, when discussing future business plans, please balance the disclosure by indicating where you are in the process, what material steps you will need to take to implement those steps, a timeline and the availability, or lack of, financing.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the “Business” section by providing, where appropriate, additional information with respect to future business plans.

Creative Development Services, page 73

28.
Comment: Please revise to clarify whether you began offering these services in 2010 or in 2009, as indicated in the chart. Additionally please revise to clarify the extent to which you are currently generating revenues from these services.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90 of the Amendment to clarify that the Company began offering such services in 2009 and currently generates revenues with respect to such services, which revenues are attributable to the Company’s Feature Films segment.

Develop, Own, and Monetize Original IP, page 73

29.	Comment: Please revise to indicate the status of initiatives to generate revenues from each of these ancillary business lines.

Response: In response to the Staff’s comment, the Company has removed the reference to “generate revenues” with respect to the ancillary business lines on page 90 of the Amendment, due to the early stage of the Company’s current efforts with regard to such initiatives.

Digital Production, page 74

30.
Comment: We note the statement in the first full paragraph on page 75 that “[r]evenue from a feature film project typically ranges in size from several million dollars to more than $100 million.” Please clarify whether or not you are referring to the revenue you receive from your piece of the film project or are you referring to the total revenue that the film makes. With a view to revised disclosure, please explain to us how typical it is for a film project to generate $100 million of revenues for you, relative to the total number of film projects you undertake. In this regard we also note the last sentence in the third paragraph on page 76. Please explain to us how usual it is for a television commercial project to generate $2 million in revenues for you, relative to the total number of other television commercial projects.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amendment to clarify that the revenues being referred to are the revenues that the Company receives, not the revenues generated by the film. The Company has also revised the disclosure on page 91 of the Amendment to replace the reference to “more than $100 million” to “more than $70 million”, which more closely tracks the Company’s recent revenue history, as the Company had one project in the past three years that exceeded $70 million in revenues to the Company.

With respect to the Company’s commercials projects, out of the 50-75 such projects that the Company may work on in a typical year, we have been advised by the Company that generally at least one will generate greater than $2 million in revenues for the Company.

Visualization Studio, page 76

31.	Comment: Please revise to indicate the extent to which your visualization studio is generating revenues.

Response: In response to the Staff’s comment, the Company has removed the sub-heading “Visualization” from the prospectus in order to avoid giving investors the mistaken impression that the visualization studio is a separate sub-segment of the Company’s Feature Films segment for which it would be appropriate to separately detail revenues.

Animation Studio, page 77

32.
Comment: Please revise to state whether you have brought any “original full-length, family-oriented CG animated feature films” to market. Additionally please clarify the status of any current projects.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amendment to obviate the suggestion that it has brought any original full-length, family-oriented CG animated feature films to market and to clarify that all current such projects are in the creative development stage.

Our Work and Accolades, page 80

33.	Comment: Please refer to the last paragraph on page 80. Please tell us whether awards given to “[y]our employees” means that the award was given for work done while in your employ.

Response: Each reference in the prospectus to awards given to “our employees” is to an award given to an employee or employees for work done while in the employ of the Company or its subsidiaries.

34.
Comment: When discussing the awards, please clarify who won the award, such as if it was Digital Domain Media Group, Inc. or a subsidiary and if it was as a newly acquired subsidiary. For the Academy Awards®, please clarify what award was won, or for what award the film was nominated, such as Best Visual Effects, for each film listed as having been awarded or nominated.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amendment to clarify that Digital Domain Productions, Inc., one of the Company’s operating subsidiaries engaged in VFX work, was the recipient (either directly or through its employees at the time of the subject work) of the awards listed on page 97 of the Amendment. Additionally, the Company has revised the list of films beginning on page 97 of the Amendment to clarify that each film listed as an Academy Award® nominee or winner was a winner or nominee in the category of Best Visual Effects.

Intellectual Property, page 84

35.	Comment: Please briefly describe the referenced patents and discuss their duration. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Amendment to briefly describe the referenced patents and discuss their duration.

Litigation, page 85

36.	Comment: Please revise to briefly state the material implications of and the reasons for the fact that you “have not effectuated service on Mr. Stork.”

Response: The Company has updated the disclosure with respect to the lawsuit against Mr. Stork on page 102 of the Amendment to reflect, inter alia, that the case against Mr. Stork has been dismissed.

Government Regulation, page 85

37.	Comment: While we note some disclosure on pages 16 and 17, please revise here to more fully discuss the regulations facing your planned Digital Domain Institute.

Response: In response to the Staff’s comment, the Company has revised the disclosure beginning on page 102 of the Amendment to more fully discuss the general regulations facing the Company’s planned Digital Domain Institute.

Animated Feature Films, page 85

38.	Comment: Please remove the list of Top 20 Grossing CG-Animated Films.

Response: In response to the Staff’s comment, the Company has removed such list from the prospectus.

Composition of the Board of Directors, page 92

39.	Comment: Please revise to name each independent director.

Response: The Company and its board of directors are currently considering which of the nominees to the board named in the prospectus may qualify as independent directors. The Company expects to provide, in a subsequent amendment to the Registration Statement, the identities of nominees to the Company’s board of directors who qualify as independent directors and who will join as members of the Company’s board of directors immediately following the consummation of the offering described in the prospectus.

Compensation Discussion and Analysis, page 94

40.	Comment: We note the reference to employment agreements with your executive officers on page 95. Please revise to file these agreements as exhibits to your next amendment.

Response: In response to the Staff’s comment, the Company has filed the referenced employment agreements as Exhibits 10.37, 10.38, 10.47, 10.49, 10.50 and 10.51 to the Registration Statement.

41.	Comment: Please expand upon your disclosure regarding annual bonuses or advise. Refer to Item 402(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its disclosure regarding annual bonuses on page 115 of the Amendment.

Certain Relationships and Related Transactions, page 101

42.	Comment: Please revise to name the individual in the fourth paragraph, the individual in the fifth paragraph, and the organization in the sixth paragraph.

Response: In response to the Staff’s comment, the Company has revised the disclosure to name the individual in the first paragraph on page 125 and the organization in the second paragraph on page 125 of the Amendment. With respect to the individual referenced in the last paragraph on page 124, because such individual is a prominent Hollywood director and former Co-Chairman of Digital Domain who is no longer as significantly involved with the Company and its business as when he was the Co-Chairman of Digital Domain, the Company believes that it is appropriate to leave him unnamed in order to avoid giving investors the misleading impression that he is as involved with the Company and its business as he was previously.

43.	Comment: Please revise to state the number of shares constituting “his entire holdings of shares” in the last sentence of the fourth paragraph.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 125 of the Amendment to state the number of such shares of Digital Domain stock that the Company purchased from this individual.

Principal Shareholders, page 103

44.	Comment: Please refer to footnotes two and three. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by all legal entities.

Response: The Company has advised us that it has to date been unable to obtain the requested information from one of the greater than 5% shareholders included in the table on page 126 of the prospectus, but that it expects to provide such missing information in a subsequent amendment to the Registration Statement.

Description of Capital Stock, page 104

45.
Comment: Please remove the reference that the Series A Preferred Stock is convertible into shares that are “fully paid and non-assessable.” This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it.

Response: In response to the Staff’s comment, the Company has removed the reference to “fully paid and non-assessable” from the description of the Series A Preferred Stock on page 129 of the Amendment.

Where You Can Find More Information, page 121

46.
Comment: We note that statement that “[s]tatements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete…” Please revise to indicate that the prospectus contains all material information regarding these agreements or delete that sentence.

Response: In response to the Staff’s comment, the Company has removed such statement from the prospectus.

Financial Statements, page F-1

47.	Comment: Please update your financial statements to provide interim March 31, 2011 financial statements.

Response: In response to the Staff’s comment, the Company has updated the financial statements included in the prospectus to provide interim March 31, 2011 financial statements.

Note 2, Business Acquisitions, page F-15
Acquisition of In-Three

48.
Comment: We note per the statement of operations of In-Three, Inc. that revenue significantly declined during the interim period ended September 30, 2010. Please tell us and disclose in the acquisition footnote the reason for the decline, including whether it relates to the delay in the recognition of revenue from the refund demand that occurred in August 2010. Include whether the revenue generated from this customer comprised the majority of historical revenue and if so, discuss the status of the relationship and whether future services are expected to be provided to them. If uncertain, tell us what consideration has been given to the appropriateness of recognizing goodwill in the acquisition attributable to the time and costs saved by acquiring a customer base as described in note (b).

Response: In-Three, Inc. recognizes revenue on a completed contracts basis in which contract revenues and related cost of revenues are deferred until the completion of all deliverables agreed to in the contract has occurred and the customer has accepted delivery of the final product. During the interim periods ended September 30, 2010 and 2009, In-Three had three contracts with customers. Two of these contracts were separate independent contracts for two unrelated 3D films with a single customer that account for a majority of the Company’s historical revenue. The Company expects to continue its business relationship with this customer for future services. The third contract was with a different customer and accounts for the balance of deferred revenue as of September 30, 2010 and the refund demand that occurred in August 2010. The Company believes it is appropriate to recognize goodwill in connection with the business acquisition of In-Three because none of In-Three's historical revenues were generated from the customer that demanded a refund. Furthermore, the customer that demanded a refund was a foreign production company and was not a major film studio. Contracts with major film studios made up the majority of In-Three's historical revenues.

The decline in revenue recognized during the interim period ended September 30, 2010 is due to the substantially smaller dollar value of the contract (approximately $0.8 million) that was completed during the interim period ended September 30, 2010 as compared to the $2.7 million contract that was completed during the interim period ended September 30, 2009. The Company did not have any other completed contracts during these interim periods that were of significant dollar value. The deferral of revenue recognition relating to the refund demand that occurred in August 2010 is not directly related to the decline in revenue during the interim period ended September 30, 2010.

In response to the Staff’s comment, the foregoing information (other than the information contained in the last three sentences of the first paragraph supra) has been included on page F-18 of the Amendment.

Note 12, Commitments and Contingencies, page F-44

49.
Comment: Please revise to disclose management’s assessment of the likelihood of loss for each of these matters and whether accrual has been made for probable losses. For reasonably possible losses, please disclose the amount or range of reasonably possible loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-49 of the Amendment to disclose management’s assessment of the likelihood of loss for each of these matters, whether accrual has been made for probable losses, and, for reasonably possible losses, the amount or range of such reasonably possible losses.

50.
Comment: We note the unresolved contingencies for In-Three, Inc. for the lease abandonment and the deferral of revenue relating to a demand for a refund. Please tell us whether the company has any obligation relating to these matters, and if so, disclose the nature of the responsibility. With regard to the deferral of the $2.7 million of revenue, tell us and disclose whether this amount was recognized as a liability assumed in the allocation of the purchase price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-18 of the Amendment to indicate that the Company did not assume any liabilities of In-Three, Inc. and, therefore, did not recognize a liability for any deferred revenue of In-Three, Inc. Furthermore, the Company has revised the disclosure on page F-18 of the Amendment to indicate that no deferred revenue was included in the purchase price allocation relating to the Company’s acquisition of In-Three, Inc.

Recent Sales of Unregistered Securities, page II-2

51.	Comment: For each transaction listed, please indicate the exemption relied upon and briefly state the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has indicated the exemptions and facts relied upon for the transactions listed under the sub-heading “Sale and issuance of common stock” on page II-2 of the Amendment.

52.	Comment: Please also state the consideration for each transaction. Refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has inserted in Item 15 of Part II of the Amendment the consideration for each such transaction where such information was previously omitted.

Exhibits

53.	Comment: Please file the April 2011 agreement with FSU as an exhibit to your next amendment.

Response: In response to the Staff’s comment, the Company has filed its April 2011 agreement with FSU as Exhibit 10.29 to the Registration Statement.

54.	Comment: Please file the Registration Rights agreement(s) referred to on page 106, under “Registration Rights,” or advise.

Response: The registration rights described on page 131 of the Amendment are set forth in the agreements filed as Exhibit 10.35 and Exhibit 10.39 to the Registration Statement.

55.	Comment: Please tell us whether all credit agreements are listed on the exhibit index, or please advise.

Response: The Company has advised us that all of the Company’s credit agreements are listed on the exhibit index.

* * * * * *

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (310) 451-8301.

Very truly yours,

/s/ D. Thomas Triggs

D. Thomas Triggs, Esq.

Enclosure

cc:	Theresa Messinese
Lyn Shenk
John Dana Brown
Securities and Exchange Commission

John C. Textor, Chief Executive Officer
Jonathan Teaford, Chief Financial Officer
Edwin C. Lunsford, III, General Counsel
Digital Domain Media Group, Inc.

James W. McKenzie, Jr., Esq.
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
Counsel to the Underwriters

Brian A. Sullivan, Esq.
Owen M. Lewis, Esq.
Sullivan & Triggs, LLP
Counsel to Digital Domain Media Group, Inc.